                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL PROPERTIES, INC.
                                ----------------
                            (Name of Subject Company)

                            CAPITAL PROPERTIES, INC.
                                ----------------
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                ----------------
                         (Title of Class of Securities)

                                    140430109
                                ----------------
                      (CUSIP Number of Class of Securities)

                                ----------------

                                BARBARA J. DREYER
                                    TREASURER
                            CAPITAL PROPERTIES, INC.
                                 100 DEXTER ROAD
                       EAST PROVIDENCE, RHODE ISLAND 02914
                                 (401) 435-7171
                                ----------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)
                                ----------------

        This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005 (the "Schedule") by Capital Properties, Inc., a Rhode Island corporation (the "Company"). This Amendment relates to the tender offer by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the "Bidder"), to purchase up to 285,000 shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" or "Shares"), of the Company at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal")

        ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 3 of the Schedule is hereby amended and restated in its entirety to read as follows:

        Except as described below, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Bidder or their respective officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

        On August 17, 2004, the Bidder sent a letter to the three independent members of the Board of Directors of the Company (the "Board"), and made that letter public in a press release on August 18, 2004. A copy of the press release is attached hereto as Exhibit (a)(5)(i). In that letter, the Bidder objected to the Company's request to the American Stock Exchange (the "AMEX") that, among other things, the Company extend its 5% ownership limitation and multiple share class structure, despite the fact that such ownership limit and multiple share class structure would automatically expire on April 1, 2005. The Bidder also sent a letter, dated August 16, 2004, to the AMEX, objecting to the Company's request to extend its 5% ownership limitation and multiple share class structure.

        On August 27, 2004, the Company filed a Current Report on Form 8-K (the "Form 8-K") with the SEC in which it included a letter sent to the Bidder dated August 26, 2004. In the letter, the Company outlines the deliberations and conclusions of the independent directors of the Company regarding its determination on whether to elect to be taxed as a real estate investment trust ("REIT") and contests certain statements and assertions made by the Bidder relating to the Company's ability to elect REIT status at any time and the independence of certain members of the Company's Board of Directors. A copy of the Form 8-K is attached hereto as Exhibit (a)(5)(ii).

        On September 23, 2004, the Bidder sent a letter to the three independent members of the Board of Directors of the Company and made that letter public in a press release issued that same day. The letter restated the Bidders objection to the Company's ownership limitations and sets forth the Bidder's position that letting the shareholder ownership limitations lapse would increase shareholder value for all shareholders and that forbidding existing or potential new shareholders the possibility of owning more than 5% of the Company's shares only benefits the majority shareholder. A copy of the press release is attached hereto as Exhibit (a)(5)(iii).

        On May 2, 2005, in connection with the Offer, the Bidder sent a letter to the Company demanding to inspect the books and records of the Company. In its letter, the Bidder stated that pursuant to the Rhode Island statutory and common law, the Bidder, as a beneficial owner of the shares of common stock of the Company had the right to make such inspection. On May 4, 2005, counsel to the Bidder sent a letter to the Chairman of the Board and Principal Executive Officer of the Company reiterating the Bidder's requests for inspection of the Company's books and records and use of the Company's shareholder lists and security position listings under

Rule 14d-5 of the Securities Exchange Act of 1934. Copies of both letters are attached hereto as Exhibit (a)(5)(iv) and Exhibit (a)(5)(v) respectfully.

        On May 5, 2005, Hinckley, Allen & Snyder, LLP, as counsel to the Company, sent a letter to counsel of the Bidder responding to both letters referenced in the above paragraph and denying the Bidders request to inspect the books and records of the Company. Counsel to the Company, in denying the Bidder's request, stated that the Bidder was not entitled to inspect the books and records of the Company since none of the persons listed in the Bidder's request are shareholders of record of the Company based on a shareholders list received from the transfer agent on May 5, 2005 and that the affidavit which accompanied the request was insufficient to satisfy the shareholder of record requirement under Rhode Island law, due to the fact that there was no factual assertion in the affidavit with respect to the period of ownership. A copy of this letter is attached hereto as Exhibit (a)(5)(vi).

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)         Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

Exhibit (a)(5)(i).     Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

Exhibit (a)(5)(ii).    Incorporated by reference to Capital Properties, Inc.'s
                       Current Report on Form 8-K, as filed with the SEC on August 27, 2004.

Exhibit (a)(5)(iii).   Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

Exhibit (a)(5)(iv).    Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

Exhibit (a)(5)(v)      Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

Exhibit (a)(5)(vi)     Incorporated by reference to Capital Properties, Inc.'s
                       Schedule 14D-9, as filed with the SEC on May 16, 2005.

                                    SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 31, 2005                           By: /s/ Barbara J. Dreyer
                                                  ------------------------------
                                              Name: Barbara J. Dreyer
                                              Title: Treasurer

                                  EXHIBIT INDEX


EXHIBIT                                       DESCRIPTION
-------                                       -----------
(a)(2)            Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.

(a)(5)(i)         Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.

(a)(5)(ii)        Incorporated by reference to Capital Properties, Inc.'s
                  Current Report on Form 8-K, as filed with the SEC on August
                  27, 2004.

(a)(5)(iii)       Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.

(a)(5)(iv)        Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.

(a)(5)(v)         Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.

(a)(5)(vi)        Incorporated by reference to Capital Properties, Inc.'s
                  Schedule 14D-9, as filed with the SEC on May 16, 2005.